Reply Attention of	Angela M. Blake	Clark Wilson LLP
Direct Tel.	604.643.3197	Barristers & Solicitors
EMail Address	amb@cwilson.com	Patent & Trade-mark Agents
Our File No.	27977-0001/ CW2611229.1	800-885 W Georgia Street
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		Tel.	604.687.5700
		Fax	604.687.6314

May 26, 2009

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporation
Finance 100 F Street, NE
Washington, DC 20549
USA

Attention:	Norman W. Gholson
Attorney, Division of Corporation Finance

Dear Sirs:

Re:	Tuscany Minerals, Ltd.
Form S-4/A No.2 filed May 26, 2009
File No. 333-158511

     In response to your telephone call of May 21, 2009, we hereby enclose Amendment No.2 to the Form S-4 of Tuscany Minerals, Ltd. (the “Second Amendment”), as filed with the Securities and Exchange Commission on May 26, 2009. As per your request, the Second Amendment includes financial statements for the period ended March 31, 2009. We have enclosed with this letter three courtesy copies of a clean version and blackline of the Second Amendment.

     We look forward to receiving your final approval with respect to the Second Amendment. Should you have any questions, please do not hesitate to contact the writer directly.

Yours truly,

CLARK WILSON LLP

Per: /s/ Angela Blake

Angela M. Blake

AMB/ljm

Encl.

www.cwilson.com